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                            September 3, 2020

       Taylor Schreiber
       Chief Executive Officer
       Shattuck Labs, Inc.
       1018 W. 11th Street, Suite 100
       Austin, TX 78703

                                                        Re: Shattuck Labs, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 7,
2020
                                                            CIK 0001680367

       Dear Dr. Schreiber:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 7, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your statements here and throughout your document that your product candidates are designed or have
the potential to be "best-in-class." This term suggests that your product candidates
are effective and likely to be approved, particularly given your claims regarding your
pioneering the development of dual-sided fusion proteins. Please delete these references
throughout your document. If your use of the term was designed to convey your belief that
your product candidates are based on a differentiated technology or approach, you may
further discuss how your technology or approach differs from those of your competitors.
 Taylor Schreiber
FirstName LastNameTaylor  Schreiber
Shattuck Labs, Inc.
Comapany 3,
September  NameShattuck
             2020        Labs, Inc.
September
Page 2    3, 2020 Page 2
FirstName LastName
2. Please balance your discussion of the key advantages of your product candidates with an equally prominent discussion of any detriments. In particular, we note your disclosure elsewhere in your document that your dual-sided fusion protein product candidates have not been tested before in humans and may have properties that negatively impact safety and efficacy, and that previous attempts to simultaneously complement the administration of checkpoint inhibitors with the stimulation of costimulatory receptors have not been successful in clinical trials.
3. We note your use of the terms "unmet medical need" and "significant unmet clinical need"
         here and elsewhere in the document. Such terms might imply that your product candidates are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of these terms throughout or otherwise please explain why you believe use of these terms are appropriate.
Our Pipeline, page 4

4. Your disclosure here indicates that you have initiated a Phase 1 clinical trial of SL-172154 for CSCC and HNSCC. However, your disclosure elsewhere in the prospectus (including pages 103 and 116) indicates that the Phase 1 trial has not yet commenced. Please revise your disclosure to indicate the current status of this trial, including any necessary update to the progress bar in the pipeline chart.
5. We note that none of the programs disclosed in your table on page 5 are discussed in the body of the prospectus. As such, it appears that it may be premature to include these programs in your prospectus summary. Please revise or provide us your analysis as to why these programs are sufficiently material to highlight in your prospectus summary.
Risks Associated with Our Business, page 6

6. We note your disclosure on page 15 that you have actually experienced delays in your clinical trial of SL-279252 as a result of the ongoing pandemic. If the pandemic has actually impacted your clinical trials in a material way, please update your disclosure in this section as appropriate.
Implications of Being an Emerging Growth Company, page 7

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Taylor Schreiber
FirstName LastNameTaylor  Schreiber
Shattuck Labs, Inc.
Comapany 3,
September  NameShattuck
             2020        Labs, Inc.
September
Page 3    3, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Estimating the Fair Value of Common Stock, page 97

8. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
Business
Our Strategy, page 103

9. We note your statement that if your clinical data is compelling, accelerated registration paths and other regulatory designations will be discussed with regulatory agencies. Please revise your statement to clarify that any such determination will be in the solely in the discretion of such regulatory agencies and that there can be no guarantee that any of your product candidates will be granted a differentiated regulatory path or designation.
Clinical Development Strategy, page 122

10. We note your disclosure in the first paragraph of this section that one of the secondary objectives of your Phase 1 trial includes the anti-tumor activity of SL-279252. Please expand your disclosure in the second paragraph of this section to briefly indicate how you intend to evaluate any anti-tumor activity.
11. Please update your disclosure in this section to discuss the delays experienced so far in your ongoing Phase 1 clinical trial of SL-279252 as well as any anticipated future delays and the patients in your clinical trials who have chosen to forgo one or more doses and the reasons given for declining doses.
12. We note your disclosure that SL-279252 has been well-tolerated with no dose-limiting toxicities observed to date. Please update your disclosure to discuss whether any adverse or serious adverse events have been observed that were deemed related to SL-279252 and the nature of any such events.
Collaboration Agreement with Takeda, page 123

13. We note your disclosure in the second paragraph of this section that you will conduct preclinical and Phase 1 clinical trials for two molecules, PD-1-Fc-OX40L and CSF1R-Fc-
         CD40L, under the Takeda agreement. Please update your prospectus, as appropriate, to address the status of your obligation to develop CSF1R-Fc-CD40L.
14. We refer to the disclosure in the second paragraph on page 124. Please clarify if Takeda will be obligated to develop, manufacture or commercialize any of the ARC compounds that it may license. Please separately disclose the aggregate amount potentially receivable
 Taylor Schreiber
Shattuck Labs, Inc.
September 3, 2020
Page 4
      in license fees, and the aggregate amount potentially receivable from the development, regulatory and sales milestones. Also disclose the duration of the royalty term during which you might be eligible to receive tiered royalty payments and, in the next paragraph, the duration of the "option term" for the optioned molecules.
Heat License Agreement, page 124

15. We note your disclosure that, pursuant to the terms of the Heat License Agreement, you are obligated to use commercially reasonable efforts to diligently research and develop at least one product covered by the Fusion Protein Patent Rights. Please revise to clarify if any of the products you currently have in development satisfies this obligation.
Manufacturing and Supply, page 125

16. Please update your disclosure in this section to include a discussion of the novel manufacturing and purification process (along with the potential delays in manufacturing scale-up and higher costs) for your product candidates and the drug substance stability challenges described on page 24 of the prospectus.

      We further note your disclosure discussing your reliance on a single-source supplier for bulk drug substance. To the extent you are substantially dependent on any agreements with this supplier, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief. Principal Stockholders, page 169

17. Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by the entities listed in your table.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameTaylor Schreiber
                                                           Division of
Corporation Finance
Comapany NameShattuck Labs, Inc.
                                                           Office of Life
Sciences
September 3, 2020 Page 4
cc:       Branden C. Berns, Esq.
FirstName LastName